                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  Diatide, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    25284210
                             ----------------------
                                 (CUSIP Number)

      Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

SEC 1745 (2/95)
----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)


                               Page 1 of 12 Pages

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-------------------------------                  -------------------------------
CUSIP No.   25284210               SCHEDULE 13G   Page  2  of  12  Pages
-------------------------------                  -------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Chase Venture Capital Associates, L.P.
                 13-337-6808
--------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /_/
                                                                    (b) /_/

--------------------------------------------------------------------------------
   3      SEC USE ONLY

--------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

                California
--------------------------------------------------------------------------------
                       5      SOLE VOTING POWER

                                  651,000
                   -------------------------------------------------------------
    NUMBER OF          6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                   Not applicable.
     OWNED BY      -------------------------------------------------------------
       EACH            7      SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH                    651,000
                   -------------------------------------------------------------
                       8      SHARED DISPOSITIVE POWER

                                  Not applicable.
--------------------------------------------------------------------------------

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                651,000
--------------------------------------------------------------------------------
   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                /_/

--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                6.4%
--------------------------------------------------------------------------------

   12     TYPE OF REPORTING PERSON*

                PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

Item I

            1.1.  Name of Issuer:

                  Diatide, Inc.

            1.2.  Address of Issuer's Principal Executive Offices:

                  Nine Delta Drive
                  Londonderry, New Hampshire 03053

Item II

            2.1.  Name of Person Filing:

                  Chase Venture Capital Associates, L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            2.2.  Address of Principal Business Office or, if none, Residence:

                  380 Madison Avenue, 12th Floor
                  New York, New York  10017

            2.3.  Citizenship:

                  See Row 4 on cover page.

            2.4.  Title of Class of Securities (of Issuer):

                  Common Stock

            2.5.  CUSIP Number:

                  See top of cover page.

Item III If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  Not applicable.


                               Page 3 of 12 Pages


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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

Item IV     Ownership

            4.1.  Amount Beneficially Owned:

                  651,000 (as of December 31, 1996)

            4.2.  Percent of Class:

                  6.4% (as of December 31, 1996)

            4.3.  Number of shares as to which such person has:

                  4.3.1.  651,000
                  4.3.2.  Not applicable.
                  4.3.3.  651,000
                  4.3.4.  Not applicable.

Item V      Ownership of Five Percent or Less of a Class

            Not applicable.

Item VI     Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item VII Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item VIII   Identification and Classification of Members of the Group

            Not applicable.

Item IX     Notice of Dissolution of Group

            Not applicable.

Item X      Certification

            Not applicable.


                               Page 4 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1997            CHASE VENTURE CAPITAL ASSOCIATES,L.P.
                                   By: CHASE CAPITAL PARTNERS,
                                       its General Partner


                                   By: /s/ Jeffrey C. Walker
                                       -----------------------------------------
                                       Name:   Jeffrey C. Walker
                                       Title:  A General Partner


                               Page 5 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                  EXHIBIT 2(a)

      This statement is being filed by Chase Venture Capital Associates, L.P., a California limited partnership (hereinafter referred to as "CVCA"), whose principal business office is located at 380 Madison Avenue, 12th Floor, New York, New York 10017. The general partner of CVCA is Chase Capital Partners, a New York general partnership ("CCP"), whose principal business office is located at the same address as CVCA.

      Set forth below are the names of each general partner of CCP who is a natural person. Each such general partner is a U.S. citizen, whose principal occupation is general partner of CCP and whose principal business office address (except for Messrs. Ferguson and Soghikian) is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, New York 10017.

                              John R. Baron
                              Mitchell J. Blutt, M.D.
                              Arnold L. Chavkin
                              David L. Ferguson
                              Michael R. Hannon
                              Donald J. Hofmann
                              Stephen P. Murray
                              Brian J. Richmand
                              Shahan D. Soghikian
                              Jeffrey C. Walker
                              Damion E. Wicker, M.D.

      Mr. Ferguson's principal business office address is c/o Chase Capital Partners, 840 Apollo Street, Suite 223, El Segundo, California 90245. Mr. Soghikian's principal business office address is c/o Chase Capital Partners, 125 London Wall, London EC2Y5AJ, England.

      Jeffrey C. Walker is the managing general partner of CCP. The remaining general partners of CCP are Chemical Capital Corporation, a New York corporation ("Chemical Capital"), CCP Principals, L.P., a Delaware limited partnership ("Principals") and CCP European Principals, L.P., a Delaware limited partnership ("European Principals"), each of whose principal business office is located at the same address as CVCA. Chemical Capital is a wholly owned subsidiary of The Chase Manhattan Corporation, a Delaware corporation, whose principal business office is located at the same address as CVCA.
The general partner of each of Principals and European Principals is Chemical Capital. Set forth in Schedule


                               Page 6 of 12 Pages


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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

A hereto and incorporated herein by reference are the names, business addresses and principal occupations or employments of each executive officer and director of Chemical Capital, each of whom is a U.S. citizen.

      The Chase Manhattan Corporation ("Chase") is a Delaware corporation engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase, each of whom is a U.S. Citizen.


                               Page 7 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                                                      SCHEDULE A

                          CHEMICAL CAPITAL CORPORATION

                               Executive Officers
                               ------------------

     President                                 Jeffrey C. Walker**

     Executive Vice President                  Mitchell J. Blutt, M.D.**

     Vice President & Secretary                Gregory Meridith*

     Vice President & Treasurer                Donna L. Carter**

     Assistant Secretary                       Robert C. Carroll*

                                    Directors
                                    ---------

                            William B. Harrison, Jr.*
                               Jeffrey C. Walker**

----------
* Principal occupation is employee and/or officer of Chase. Business address is c/o The Chase Manhattan Corporation, 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee of Chase and/or general partner of CCP. Business address is c/o Chase Capital Partners, 380 Madison Avenue, 12th Floor, New York, NY 10017.


                               Page 8 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                                                      SCHEDULE B

                         THE CHASE MANHATTAN CORPORATION

                               Executive Officers*
                               ------------------

                       Walter V. Shipley, Chairman and CEO
                     Edward D. Miller, Senior Vice Chairman
                     Thomas G. Labrecque, President and COO
                     William B. Harrison, Jr., Vice Chairman

                                   Directors**
                                   ---------

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------

Frank A. Bennack, Jr.           President and Chief Executive Officer
                                The Hearst Corporation
                                959 Eighth Avenue
                                New York, NY  10019

Susan V. Berresford             President
                                The Ford Foundation
                                320 East 43rd Street
                                New York, NY  10017

M. Anthony Burns                Chairman, President and CEO
                                Ryder System, Inc.
                                3600 N.W. S2nd Avenue
                                Miami, FL  33166

----------
* Principal occupation is executive officer and/or employee of The Chase Manhattan Bank. Business address is c/o The Chase Manhattan Bank, 270 Park Avenue, New York, New York 10017. Each executive officer of Chase is a U.S. citizen.

** Each of the persons named below is a citizen of the United States of America.


                               Page 9 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------

H. Laurance Fuller              Chairman of the Board and
                                 Chief Executive Officer
                                Amoco Corporation
                                200 East Randolph Drive
                                Chicago, IL  60601

Melvin R. Goodes                Chairman of the Board and
                                 Chief Executive Officer
                                Warner-Lambert Company
                                201 Tabor Road
                                Morris Plains, NJ  07950

William H. Gray, III            President and Chief Executive Officer
                                United Negro College Fund, Inc.
                                8260 Willow Oaks Corporate Drive
                                P.O. Box 10444
                                Fairfax, VA  22031

George V. Grune                 Retired Chairman and Chief Executive
                                 Officer the Reader's Digest
                                 Association, Inc.
                                Chairman of the Board
                                The DeWitt Wallace-Reader's Digest Fund
                                Lila Wallace-Reader's Digest Fund
                                2 Park Avenue, 23rd Floor
                                New York, NY  10016

William B. Harrison, Jr.        Vice Chairman of the Board
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, NY  10017-2070

Harold S. Hook                  Chairman of the Board
                                American General Corporation
                                2929 Allen Parkway
                                Houston, TX  77019

Helene L. Kaplan                Of Counsel
                                Skadden, Arps, Slate, Meagher & Flom
                                919 Third Avenue - Room 29-72
                                New York, NY  10022


                               Page 10 of 12 Pages

                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------

Thomas G. Labracque             President and Chief Operating Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, NY  10017-2070

J. Bruce Liewellyn              Chairman of the Board
                                The Philadelphia Coca-Cola
                                 Bottling Company, The Coca-Cola
                                 Bottling Company of Wilmington, Inc.
                                 and Queen City Broadcasting, Inc.
                                The Philadelphia Coca-Cola Bottling Company
                                30 Rockefeller Plaza, 29th Floor
                                New York, NY  10112

Edward D. Miller                Senior Vice Chairman of the Board
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, NY  10017-2070

Edmund T. Pratt, Jr.            Chairman Emeritus
                                Pfizer Inc.
                                Astors Lane
                                Port Washington, NY  11050


Henry B. Schacht                Chairman of the Board and
                                 Chief Executive Officer
                                Lucent Technologies, Inc.
                                600 Mountain Avenue - Room 6A511
                                Murray Hill, NJ  07974

Walter V. Shipley               Chairman of the Board and Chief
                                Executive Officer
                                The Chase Manhattan Corporation
                                270 Park Avenue, 8th Floor
                                New York, NY  10017-2070

Andrew C. Sigler                Retired Chairman of the Board
                                 and Chief Executive Officer
                                Champion International Corporation
                                1 Champion Plaza
                                Stamford, CT 06921



                               Page 11 of 12 Pages

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                                  SCHEDULE 13G

Issuer:   Diatide, Inc.                                  CUSIP Number:  25284210
--------------------------------------------------------------------------------

                                Principal Occupation or Employment;
Name                            Business or Residence Address
----                            -----------------------------

John R. Stafford                Chairman, President and Chief
                                 Executive Officer
                                American Home Products Corporation
                                Five Giralda Farms
                                Madison, NJ  07940

Marina v.N. Whitman             Professor of Business Administration
                                 and Public Policy
                                The University of Michigan
                                School of Public Policy
                                411 Lorch Hall, 611 Tappan Street
                                Ann Arbor, MI  48109-1220


                               Page 12 of 12 Pages